RISK CONTROL. YOUR OWN WAY. ZoneChoice™ | Client Guide CUNA Mutual Group ZoneChoice™ Annuity is issued by MEMBERS LIFE INSURANCE COMPANY, a stock life insurance company Not a deposit • Not guaranteed by any bank or credit union • May lose value Not FDIC insured • Not insured by any federal government agency Filed Pursuant to Rule 433 Registration No. 333-252290

Helping take the risk out of retirement.

Historical CD Interest Rates 1988-20202 8% 10% 6% 4% 2% 1988 1993 1998 2003 2008 2013 2018 2019 2020 RISK CONTROL. YOUR OWN WAY. 3 Market volatility We’re part of a growing global investment marketplace that seems wildly unpredictable. Low rates Interest rates can impact so-called “safe” investments like bonds and CDs, and that may make it difficult to earn a reasonable return. The retirement landscape: financial markets. For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We’re faced with new risks and new realities. 1 J.P. Morgan Asset Management and Guide to the Markets (01 2020). Compustat, FactSet, Federal Reserve, Standard & Poor's, J.P. Morgan Asset Management. Dividend yield is calculated as consensus estimates of dividends for the next 12 months, divided by most recent price, as provided by Compustat. Forward price to earnings ratio is a bottom-up calculation based on the most recent S&P 500 Index price, divided by consensus estimates for earnings in the next 12 months (NTM), and is provided by FactSet Market Aggregates. Returns are cumulative and based on S&P 500 Index price movement only, and do not include the reinvestment of dividends. Past performance is not indicative of future returns. Guide to the Markets — U.S. Data are as of January 31, 2021. 2 Bankrate.com, Historical CD interest rates: 1984–2020, January 2020. There are distinct differences between annuities and certificates of deposit or other guaranteed fixed income instruments sold through a credit union or bank. Most certificates are considered short-term investments, while annuities are considered long-term investments. The investment in a certificate is insured by the federal government, either through the FDIC or NCUA. Any guarantees provided by an annuity are backed by an insurance company. Over time, the markets go in cycles — sometimes up, sometimes down. There are both day-to-day fluctuations and long-term trends. S&P 500 Price Index1 Historical CD interest rates 1988–20202

The retirement landscape: personal factors.

Growth with risk control and access to income are key components to achieving a comfortable, confident retirement.

Longevity

Most of us are living longer, more active lives, but often without the pension plans of the past.


43%

Percentage of retirees citing health problems as the reason for retiring earlier than planned[1]

Longevity requires more health care savings



7 in 10

adults turning 65 today in the U.S. will require long-term care during their lives[2]

Longevity is one of the biggest risks faced by those planning retirement. How much money do you need, and for how long?

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

	1987	2019
First Class postage	\$0.24[3]	\$0.55[4]
Gallon of gas	\$0.89[3]	\$2.26[4]
1 year college tuition	\$11,853[5]	\$24,623[5]
New car	\$10,305[3]	\$36,718[6]
New house	\$122,100[7]	\$358,000[7]

The longer you spend in retirement, the harder your money has to work to counter the effects of inflation.

[1] 2019 Retirement Confidence Survey Summary Report, https://www.ebri.org/docs/default-source/rcs/2019-rcs/2019-rcs-short-report.pdf, April 23, 2019.
[2] LongTermCare.gov, longtermcare.acl.gov, The Basics, How Much Care Will You Need, October 28, 2020.
[3] The People History, "1987," 2019.
[4] The People History, "Our Price Basket," 2019.
[5] nces.ed.gov, "Average undergraduate tuition and fees and room and board rates charged for full-time students in degree-granting postsecondary institutions, by level and control of institution: Selected years, 1963-64 through 2018-19," 2019.
[6] CNBC, "Car prices are increasing — here's how that can hurt Americans," October 22, 2019.
[7] U.S. Census Bureau, "Median and Average Sales Prices of New Homes Sold in United States," 2019.

ZONECHOICE
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RISK CONTROL. YOUR OWN WAY. 5 Plan for retirement with a personalized annuity that balances your needs. Traditional investment diversification doesn’t offer you solid protection against investment loss. Yet avoiding risk altogether offers little chance for growth. Suppose you could create your own, individual balance of protection and growth potential, all in one investment? With the CUNA Mutual Group ZoneChoice™ Annuity, you can create a personalized strategy that balances growth potential and protection in a way that suits you and your goals. It’s a registered index-linked annuity that includes five distinct accounts within one product. ZoneChoice gives you the tools to craft your own, personal comfort zone — one that strikes your ideal balance between the market’s upside potential and its downside risks. Count on ZoneChoice to help you craft the most personalized path to the retirement you hope for. Growth Protection Potential Zone Choice

Your comfort zone is your choice.

The ZoneChoice Annuity is an insurance contract that offers index-linked returns, protection against market losses and a death benefit for loved ones.

Your investment allocation.

When you purchase ZoneChoice, you decide how much of your payment to spread among the annuity's five allocation options below. You can invest your payment into a single account, or diversify your allocations among any of the available accounts to fit your needs.

	Account Options	Protection	Growth Potential
1 Year Interest Term	Declared rate account	Guaranteed annual rate	Guaranteed annual rate
	S&P 500 Index	Adjustable floor	Cap rate
	Barclays Risk Balanced Index	Adjustable floor	Cap rate
6 Year Interest Term	S&P 500 Index	-10% buffer	Participation rate
	Barclays Risk Balanced Index	-10% buffer	Participation rate

6 ZONECHOICE

RISK CONTROL. YOUR OWN WAY. 7 Your opportunity. ZoneChoice receives interest linked to the performance of one or more market indexes or a declared rate account. Dollars allocated to the declared rate account receive a fixed crediting rate. For dollars linked to an index, earnings lock in based on the change in the index value, from the start to the end of the interest term. The accounts offered by ZoneChoice let you select different but complementary approaches to risk and reward. >> The declared rate account lets you lock in a pre-determined rate for one year. This option allows you to change your investment preference with ZoneChoice annually while protecting gains. >> The S&P 500 Index and Barclays Risk Balanced Index 1-year accounts let you participate in the market’s upside potential up to a cap with the protection of a floor — a fixed, maximum value you would lose in a down market. As with the declared rate account, the 1-year term allows you to change your investment preferences (including your floor) with ZoneChoice annually and lock in gains. >> The S&P 500 Index and Barclays Risk Balanced Index 6-year accounts provide higher growth potential with a participation rate and comes with a buffer instead of a floor, which provides protection against the first 10% of losses. The 6-year term allows you to change your investment preferences with ZoneChoice every six years. Index-linked performance potential. S&P 500 Index This equity index tracks changes in market value for 500 large U.S. companies and generally represents the performance of the U.S. stock market as a whole. Barclays Risk Balanced Index This index allocates between 50 U.S. low volatility stocks and fixed income using the principles of Modern Portfolio Theory, targeting 10% volatility. Learn more at: Indices.Barclays/RB10.

Buffers and floors: how do they work?

ZoneChoice lets you choose both buffers and floors to strike your ideal balance of growth potential and protection. You can allocate your purchase payment to different accounts, personalizing your comfort zone based on your individual needs for a financially secure retirement. You can select a buffer alone, a floor alone or a combination of both.

» **Why choose a floor and cap rate?** A floor provides a fixed amount of protection against significant market downturns while providing upside growth potential up to the cap rate.

» **Why choose a buffer and participation rate?** A buffer provides risk control against normal market volatility, with more upside growth potential from the participation rate.



Floors / Caps
Buffers / Participation Rates
Market gain
Cap
Buffer or floor
Market loss
No gain
Your gain
Risk of loss
Protection against loss
Your gain
Protection against loss
Risk of loss

Both options bring you a level of risk control many other investments don't. With ZoneChoice, you can choose one or the other or a combination of each that blends to reflect your personalized retirement needs.

ZONECHOICE
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RISK CONTROL. YOUR OWN WAY. 9 Using history as a guide. Looking at past market returns can help to understand when buffers and floors would have offered protection during downturns while offering growth potential in up markets. The bottom line is, both buffers and floors offer a measure of protection against downturns while still allowing you to participate in the market's upside. The goal isn't to eliminate bumps on the road to retirement, it's to smooth them out, allowing you to get where you want to go with greater confidence. Rolling monthly S&P 500 Index returns for January 1, 1985 through January 1, 2021 S&P 500 Price Index 1-Year Returns S&P 500 Price Index 6-Year Returns Gains 79% Losses 21% All periods shown are rolling monthly periods. Past performance is not indicative nor does it guarantee future results. This data does not represent the performance of any specific investment. Gains 88% Losses 12% Number of gains: 333 Number of losses: 88 Average 1-year return: 9.7% With a floor, you have the certainty of knowing if there is a loss, it is never more than where you set your floor. Number of gains: 318 Number of losses: 43 Average 6-year return: 67.2% With a -10% buffer, you would not have had a loss 97% of the time over this period.

ZONECHOICE 10 -5% Market Return -30% Market Return -20% Your Return Large Market Down: -30% Buffers and participation rates in action. In this example, you’re protected from the first 10% of index losses each interest term. The participation rate is 120%, meaning if the index goes up, your account grows by the rate at which the index increased, multiplied by 120%. If you are willing to accept the risk of market losses beyond the buffer in return for higher growth potential in up markets, this could be a good option for you. >> Growth potential: 120% Participation rate >> Protection: -10% Buffer 0% Your Return Market Down: -5% 18% Your Return 15% Market Return Market Up: 15% -10% Buffer Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Participation rates are declared based on current market conditions and are subject to change.

RISK CONTROL. YOUR OWN WAY. 11 -30% Market Return -10% Your Return -5% Market Return -5% Your Return Large Market Down: -30% Floors and caps in action. In this example, you’re protected from losses greater than 10% each interest term. The cap rate is 12%, meaning that if the index goes up, your account grows by the rate at which the index increased, to a maximum of 12%. If you want to avoid the risk of market losses beyond the floor, this could be a good option for you. >> Growth potential: 12% Cap >> Protection: -10% Floor Market Down: -5% 12% Your Return 15% Market Return Market Slightly Up: 5% Market Up: 15% 5% Market Return 5% Your Return -10% Floor 12% Cap Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Rate caps are declared based on current market conditions and are subject to change. Rate caps vary by index and can be adjusted annually on contract anniversary, subject to a minimum of 1%.

ZoneChoice in action.

How ZoneChoice actually performs depends on how you set your "comfort zone" — your personal exposure to market ups and downs. The chart below shows potential account values based on hypothetical scenarios. Hypothetical examples may not be used to project or predict investment results. No one knows what the future holds, but ZoneChoice has the potential to deliver higher returns through market cycles, along with valuable downside protection.

			Index and Crediting Strategy					
Year	Barclays Risk Balanced Return	S&P 500 Return	1-Year Barclays Risk Balanced 0% Floor & 3% Cap	1-Year S&P 500 0% Floor & 2% Cap	1-Year Barclays Risk Balanced -10% Floor & 25% Cap	1-Year S&P 500 -10% Floor & 10% Cap	6-Year Barclays Risk Balanced -10% Buffer & 110% Participation Rate	6-Year S&P 500 -10% Buffer & 150% Participation Rate
1	-4%	-38%	$100,000	$100,000	$96,375	$90,000		
2	10%	23%	$103,000	$102,000	$106,393	$99,000		
3	14%	13%	$106,090	$104,040	$121,174	$108,900		
4	9%	0%	$109,273	$104,040	$131,844	$108,897		
5	10%	13%	$112,551	$106,121	$144,549	$119,786		
6	24%	30%	$115,927	$108,243	$178,969	$131,765	$191,059	$138,819
7	12%	11%	$119,405	$110,408	$199,939	$144,941		
8	-3%	-1%	$119,405	$110,408	$193,807	$143,888		
9	9%	10%	$122,987	$112,616	$211,432	$157,608		
10	26%	19%	$126,677	$114,869	$264,290	$173,369		
11	-3%	-6%	$126,677	$114,869	$255,332	$162,555		
12	19%	29%	$130,477	$117,166	$304,084	$178,811	$365,034	$294,556

Drastic loss

More conservative — Risk Spectrum — More aggressive

Hypothetical situation example does not reflect actual history. This example uses a variety of gross investment returns with a $100,000 initial investment in each strategy. Cap rates and participation rates are assumed flat throughout the period.

ZONECHOICE
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RISK CONTROL. YOUR OWN WAY. 13 Legacy for loved ones In the event of death before starting annuity income, your entire contract value or your total net purchase payment — whichever is larger — passes to your named beneficiaries. A long-term promise Annuities are designed to be long-term investments. However, if needs arise, you have options to withdraw value. Depending on the amount and timing of your withdrawal, a surrender charge and other charges may apply.2 Refer to the fact sheet for details on charges for early withdrawals. A quick look. 1 Availability and benefits vary by state. 2 Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your financial advisor and tax professional regarding the impact of any withdrawals. There are no explicit fees, no surprises — you get exactly what you see. Transfers At the end of every interest term you can transfer between account options and reset the floor. Guaranteed income for life After two years you have options to convert your contract value into a stream of retirement income.2 Tax-deferred Tax deferral lets you postpone the tax due until you take a partial withdrawal from your account or begin the annuity’s income payout period. Health hardships You have access to your contract value — without any applicable surrender charge — in times of critical need, including confinement to a nursing home or hospital, or diagnosis of a terminal illness.1

Highly rated, highly respected.

ZoneChoice Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a part of CUNA Mutual Group.

As of December 31, 2020, financial records of CMFG Life Insurance Company's parent, CUNA Mutual Holding Company, a Fortune 1000 company, indicated:

$28.5 billion	$23.8 billion	$4.7 billion
in assets	in liabilities	in policyholder surplus

We're proud of our financial strength ratings. They're a sign of our long-term ability to deliver on our commitments.[1]

A.M. Best Company	Moody's Investors Service	Standard & Poor's Ratings Service
A (Excellent)	A2	A+
Third-highest rating of 16	Sixth-highest rating of 21	Fifth-highest rating of 21
Affirmed March 2021	Affirmed March 2021	Affirmed March 2021

A.M. Best Company, Moody's Investors Service and S&P Global are credit rating organizations serving the insurance and other financial services industries. Ratings reflect the opinion of the relative financial strength and operating performance of the company. These ratings are subject to change. Investors should monitor ratings and financial strength of MEMBERS Life while they hold a contract.

[1] Ratings apply to CMFG Life Insurance Company and its subsidiaries, MEMBERS Life Insurance Company and CUMIS Insurance Society, Inc.

14 ZONECHOICE

Take control of your retirement journey.

This brochure must be preceded or accompanied by a current prospectus and product brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to cmannuities.com, or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to an Interest Adjustment. The Interest Adjustment can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 9% during the initial index period. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1%. Withdrawals of taxable amounts are subject to ordinary income tax and, if taken before age 59½, may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s,® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. Neither Barclays Bank PLC (“BB PLC”) nor any of its affiliates (collectively “Barclays”) is the issuer or producer of ZoneChoice and Barclays has no responsibilities, obligations or duties to investors in ZoneChoice. The Barclays Risk Balanced Index (the “Index”), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of ZoneChoice (the “Issuer”). Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the “Index Sponsor”) without regard to the Issuer or the ZoneChoice or investors in the ZoneChoice. Additionally, MEMBERS Life Insurance Company as issuer or producer of ZoneChoice may for itself execute transaction(s) with Barclays in or relating to the Index in connection with ZoneChoice. Investors acquire ZoneChoice from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in ZoneChoice. The ZoneChoice is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of the ZoneChoice or use of the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein. CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA 50677. MEMBERS Life is a stock insurance company. Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base policy forms 2020-VAIL, 2020-WVRSEND and 2020-VAIL(ID). ZCA-3314323.1-1120-1222 © CUNA Mutual Group